Filed by Amcor plc

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: Berry Global Group, Inc.

Commission File No.: 333-284248

Explanatory Note: The following communication was distributed by Amcor plc to employees on March 17, 2025.

Amcor and Berry to combine, creating a global leader in consumer and healthcare packaging solutions

March 2025

Employee FAQ

1.	Why are we combining with Berry Global?
•	By combining Amcor with Berry Global, we will be creating a global leader in flexibles, containers and closures for consumer and healthcare customers with unprecedented innovation capabilities and scale.
•	This is a transformational combination of complementary companies that will help us build on the great work underway to help Amcor grow faster and more reliably.

2.	Who is Berry Global? What do they do?
•	Berry Global provides more sustainable flexibles, containers and dispensing closures for customers in categories that include food and beverage, home and personal care, food service and healthcare.
•	They bring complementary capabilities, including strong innovation, specialized tooling, design and multi-component assembly.
•	Like Amcor, Berry is focused on safety excellence, customer passion, sustainability and innovation.

3.	Who will lead the combined company?
•	Peter Konieczny will serve as Amcor CEO, and Susana Suarez Gonzalez will serve as Chief Human Resources Officer.

4.	Who else will be on the new leadership team?
•	The goal is to have identified all of the CEO’s direct reports and the key business leaders reporting to them by the day the transaction closes.

5.	How will the new Amcor be set up?
•	The new Amcor will be structured around two large businesses: Global Flexibles and Global Containers & Closures.

6.	Will our headquarters remain in Zurich?
•	Our global head office will remain in Zurich, with main business group offices in Evansville, Oshkosh, Ann Arbor, Deerfield, Miramar, Barcelona, Singapore and Melbourne.

7.	When will we combine companies?
•	We are targeting the middle of calendar year 2025, and are on track to meet this goal.

8.	Are things moving quickly?
•	Combinations of this scale typically take anywhere from several months to a year or more to close.
•	We are progressing well in our integration planning process and have reached a number of significant regulatory milestones along the way including: receiving the approval of Amcor and Berry shareholders; U.S. antitrust clearance; and, our integration planning efforts are making strides across our global and regional workstreams.

9.	Why do we call it a combination and not an acquisition or merger?
•	Bringing our highly complementary businesses together presents an opportunity to accelerate the possible in ways neither company could do on its own. Calling it a combination acknowledges the strength of this unique union.

Amcor and Berry to combine, creating a global leader in consumer and healthcare packaging solutions

10.	How will our business priorities change after we combine?
•	Our highly complementary footprints, offerings and capabilities will enable us to have stronger exposure across the higher-growth, higher-margin categories of Healthcare, Protein, Liquids, Pet Food, Beauty & Personal Care and Food Service.

11.	How does this combination strengthen our footprint, product offering and capabilities?
•	The new combined company will be a growth partner with outstanding products and innovation capabilities for our customers.
•	Our combined company will service customers in more than 140 countries through ~400 production facilities, bringing global capabilities to local customers and providing local access to global brands.
•	Together, we will be positioned as the partner of choice for global and local customers.

12.	How will this combination strengthen our leadership in sustainability?
•	Combining with Berry will double down on our purpose and accelerate our capabilities, granting us a unique opportunity to change how the world thinks about packaging.
•	We will leverage a much greater pool of resources – in R&D investment, human capital and expertise.
•	As we build our innovation capacity, we will be positioned as the go-to partner for highly differentiated, more sustainable solutions.

13.	Will this combination affect my role?
•	Until the transaction is completed, Amcor and Berry will continue to operate as separate, independent companies. The best thing we all can do is focus on our day-to-day responsibilities and serving our customers.
•	It is important to emphasize that one of Amcor’s greatest strengths is our people and there will be new opportunities for you to grow and develop in this next chapter.

14.	When will we meet Berry employees? Can I reach out to Berry employees?
•	Until the transaction is completed, which we are targeting in the middle of calendar year 2025, subject to customary closing conditions, Amcor and Berry will continue to operate as separate, independent companies.
•	During this period, it’s important that you not engage with Berry employees unless you are formally asked to do so by Amcor leadership and authorized by our Legal team – doing so could have legal consequences for the Company and you.
•	As part of the integration planning process, several activities, resources and materials are planned to help teams engage on Day 1 and beyond.

15.	What is "Day 1?"
•	Day 1 represents the first day following the closing of the transaction, when colleagues from both companies will officially begin operating as one Amcor team.

16.	What should I do until we reach Day 1?
Until the transaction closes, we will continue to operate as two separate companies. The best way each and every one of us can contribute is by continuing to stay safe, delivering for our customers and meeting our commitments.

17.	What should I do on Day 1?
•	Employees will receive guidance and materials on Day 1 to help ensure a smooth kick-off to our integration execution.
•	Berry colleagues will receive additional guidance and materials on Day 1 to help them begin operating as part of the Amcor team.
•	All colleagues are encouraged to engage with one another and celebrate this exciting accomplishment on Day 1!

Amcor and Berry to combine, creating a global leader in consumer and healthcare packaging solutions

18.	What do I do if a reporter asks me about the combination?
•	If you receive any inquiries from the media, do not respond. All media inquiries should be forwarded to Ernesto Duran in Corporate Communications.

19.	What can I share on my social media/LinkedIn about this announcement?
•	Anything Amcor posts on social media can be reshared to your personal accounts, but employees should otherwise not post about the announcement.
•	Any post from you may be interpreted as a comment from the Company, and could have legal consequences for the Company and you.

20.	When and how will we be kept informed about the progress of the combination?
•	We will keep you informed throughout the integration planning process.
•	If you have any additional questions in the near-term, please reach out to your manager. Please keep in mind that we are still in the integration planning process and many decisions have not yet been made.

Amcor and Berry to combine, creating a global leader in consumer and healthcare packaging solutions

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain statements that are “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are generally identified with words like “believe,” “expect,” “target,” “project,” “may,” “could,” “would,” “approximately,” “possible,” “will,” “should,” “intend,” “plan,” “anticipate,” “commit,” “estimate,” “potential,” “ambitions,” “outlook,” or “continue,” the negative of these words, other terms of similar meaning, or the use of future dates. Such statements, including projections as to the anticipated benefits of the proposed Transaction (as defined herein), the impact of the proposed Transaction on Amcor’s business and future financial and operating results and prospects, and the amount and timing of synergies from the proposed Transaction, are based on the current estimates, assumptions, projections and expectations of the management of Amcor and are qualified by the inherent risks and uncertainties surrounding future expectations generally. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties many of which are beyond Amcor’s control. Neither Amcor nor any of its respective directors, executive officers, or advisors, provide any representation, assurance, or guarantee that the occurrence of the events expressed or implied in any forward-looking statements will actually occur or if any of them do occur, what impact they will have on the business, results of operations or financial condition of Amcor. Should any risks and uncertainties develop into actual events, these developments could have a material adverse effect on Amcor’s business, the proposed Transaction and the ability to successfully complete the proposed Transaction and realize its expected benefits. Risks and uncertainties that could cause actual results to differ from expectations include, but are not limited to: occurrence of any event, change or other circumstance that could give rise to the termination of the Agreement and Plan of Merger (“Merger Agreement”) in connection with the proposed merger (the “Transaction”) of Amcor and Berry Global Group, Inc. (“Berry”); risk that the conditions to the completion of the proposed Transaction with Berry (including regulatory approvals) are not satisfied in a timely manner or at all; risks arising from the integration of the Amcor and Berry businesses; risk that the anticipated benefits of the proposed Transaction may not be realized when expected or at all; risk of unexpected costs or expenses resulting from the proposed Transaction; risk of litigation related to the proposed Transaction; risks related to the disruption of management’s time from ongoing business operations as a result of the proposed Transaction; risk that the proposed Transaction may have an adverse effect on our ability to retain key personnel and customers; general economic, market and social developments and conditions; evolving legal, regulatory and tax regimes under which we operate; potential business uncertainty, including changes to existing business relationships, during the pendency of the proposed Transaction that could affect our financial performance; changes in consumer demand patterns and customer requirements in numerous industries; the loss of key customers, a reduction in their production requirements, or consolidation among key customers; significant competition in the industries and regions in which we operate; an inability to expand our current business effectively through either organic growth, including product innovation, investments, or acquisitions; challenging global economic conditions; impacts of operating internationally; price fluctuations or shortages in the availability of raw materials, energy, and other inputs which could adversely affect our business; production, supply, and other commercial risks, including counterparty credit risks, which may be exacerbated in times of economic volatility; pandemics, epidemics, or other disease outbreaks; an inability to attract and retain our global executive team and our skilled workforce and manage key transitions; labor disputes and an inability to renew collective bargaining agreements at acceptable terms; physical impacts of climate change; cybersecurity risks, which could disrupt our operations or risk of loss of our sensitive business information; failures or disruptions in our information technology systems which could disrupt our operations, compromise customer, employee, supplier, and other data; a significant increase in our indebtedness or a downgrade in our credit rating could reduce our operating flexibility and increase our borrowing costs and negatively affect our financial condition and results of operations; rising interest rates that increase our borrowing costs on our variable rate indebtedness and could have other negative impacts; foreign exchange rate risk; a significant write-down of goodwill and/or other intangible assets; a failure to maintain an effective system of internal control over financial reporting; an inability of our insurance policies, including our use of a captive insurance company, to provide adequate protection against all of the risks we face; an inability to defend our intellectual property rights or intellectual property infringement claims against us; litigation, including product liability claims or litigation related to Environmental, Social, and Governance (“ESG”), matters or regulatory developments; increasing scrutiny and changing expectations from investors, customers, suppliers, and governments with respect to our ESG practices and commitments resulting in additional costs or exposure to additional risks; changing ESG government regulations including climate-related rules; changing environmental, health, and safety laws; changes in tax laws or changes in our geographic mix of earnings; and other risks and uncertainties are supplemented by those identified from time to time in our filings with the Securities and Exchange Commission (the “SEC”), including without limitation, those described under Part I, “Item 1A - Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended June 30, 2024 and as updated by our quarterly reports on Form 10-Q. You can obtain copies of Amcor’s filings with the SEC for free at the SEC’s website (www.sec.gov). Forward-looking statements included herein are made only as of the date hereof and Amcor does not undertake any obligation to update any forward-looking statements, or any other information in this communication, as a result of new information, future developments or otherwise, or to correct any inaccuracies or omissions in them which become apparent, except as expressly required by law. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement.